Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 13, 2011, as amended (the "Annual Report") and other financial information filed herein. In addition to historical information, this discussion may contain forward looking information that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include, but not limited to: unanticipated consequences of the global economic crisis; our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new products offerings from our competitors; changes in or inability to execute our business strategy; unanticipated manufacturing or supply problems; risks related to our operations in Israel and those other risks and factors described under the heading “Risk Factors” in our Annual Report.

Overview

We are a medical device company engaged through our subsidiaries in the research, development, manufacturing and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps.

Convenience translation into U.S dollars ("dollars" or "$")

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of June 30, 2011 ,June 30,2010 and the three and six months then ended have been translated into dollars, at the representative rate of exchange on June 30, 2011 (U.S. $1 = NIS 3.415).   The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Comparison of the Three and Six Months Ended June 30, 2011 and 2010

Through June 30,2011 the Company has been operating in two operating segments, Insulin pumps and related products and Pain alleviation products, the latter being conducted through its subsidiary NextGen Biomed Ltd.. On May 30,2011 the Company entered into a definitive agreement for the sale of its holdings in NextGen. The said agreement was closed on August 3,2011. Accordingly, the assets and liabilities of NextGen, were classified in the consolidated statement of financial position as of June 30,2011, as assets and liabilities of disposal group classified as held for sale, and the results of operations of the subsidiary, were presented, with retrospective effect, as the results of operations of discontinued operations. Comparison of amounts below relates to the results of continued operations.

Sales
    Sales for the six and three months ended June 30, 2011 amounted to NIS 840 thousand (US$ 246 thousand) and NIS 523 thousand (US$ 153 thousand), respectively. The increase of sales in the second quarter was mainly attributable to the increase in demand for our Spring Universal Infusion Set. Although first products rolled off the production line in China, the majority of the sold products were not yet supplied from this line.  Sales for the six and three months ended June 30, 2010 amounted to NIS 1,264 thousand (US$ 370 thousand) and NIS 721 thousand (US$ 211 thousand), respectively. Sales for the year ended December 31, 2010 amounted to NIS 1,264 thousand (US$ 370 thousand). We did not believe that second half of 2010 sales met our revenue recognition criteria; therefore, we resolved not to recognize these sales as revenues at that time; as of June 30, 2011 -these sales have not yet been recognized.

Cost of Sales
    Cost of sales for the six and three months ended June 30, 2011 amounted to NIS 6,025 thousand (US$ 1,764 thousand) and NIS 2,599 thousand (US$ 761 thousand), respectively. Cost of sales for the first and second quarters was mainly attributable to the preparation of the UPG production line in China and the training of new staff. Cost of sales for the six and three months ended June 30, 2010 amounted to NIS 2,729 thousand (US$ 799 thousand) and NIS 1,431 thousand (US$ 419 thousand), respectively. Cost of sales for the year ended December 31, 2010 amounted to NIS 9,085 thousand (US$ 2,660 thousand).

Research and Development
    Research and development expenses related to the continued operation for the six and three months ended June 30, 2011 amounted to NIS 7,946 thousand (US$ 2,327 thousand) and NIS 3,118 thousand (US$ 913 thousand), respectively. The reduction during the second quarter of 2011 was primarily due to the reduction of subcontractors expenses related to our Spring Hybrid Patch Pump. Research and development expenses for the six and three months ended June 30, 2010 amounted to NIS 4,053 thousand (US$ 1,187 thousand) and NIS 1,981 thousand (US$ 580 thousand), respectively. Research and development expenses for the year ended December 31, 2010 amounted to NIS 13,689 thousand (US$ 4,008 thousand).

Sales and Marketing
    Sales and marketing expenses related to the continued operation for the six and three months ended June 30, 2011 amounted to NIS 1,714 thousand (US$ 502 thousand) and NIS 749 thousand (US$ 219 thousand), respectively. The reduction during the second quarter of 2011 was primarily due to reduction in salaries. Sales and marketing expenses for the six and three months ended June 30, 2010 amounted to NIS 1,322 thousand (US$ 387 thousand) and NIS 738 thousand (US$ 216 thousand), respectively.  Sales and marketing expenses for the year ended December 31, 2010 amounted to NIS 2,962 thousand (US$ 867 thousand).

General and Administrative
    General and administrative expenses related to the continued operation for the six and three months ended June 30, 2011 amounted to NIS 6,137 thousand (US$ 1,797 thousand) and NIS 3,283 thousand (US$ 961 thousand), respectively. The increase in the second quarter of 2011 was due to the additional costs connected with the submission of the Company’s annual reports and IR efforts. General and administrative expenses for the six and three months ended June 30, 2010 amounted to NIS 4,489 thousand (US$ 1,314 thousand) and NIS 2,279 thousand (US$ 667 thousand), respectively. General and administrative expenses for the year ended December 31, 2010 amounted to NIS 9,737 thousand (US$ 2,851 thousand). The increase in general and administrative expenses beginning on the fourth quarter of 2010 is related to the listing of the company in the NASDAQ.

Other Income and expenses, Net
    Other income and expenses net for the six and three months ended June 30, 2011 amounted tonet income of  NIS 228 thousand (US$ 67 thousand) and NIS 225 thousand (US$ 65 thousand), respectively. Other income includes the grant component (forgiven loan) in funds received from the OCS. Other income and expenses, net, for the six and three months ended June 30, 2010 amounted to net expenses of NIS 102 thousand (US$ 30 thousand) and net income of NIS 129 thousand (US$ 38 thousand), respectively. Other income and expenses, net for the year ended December 31, 2010 amounted to net income of NIS 867 thousand (US$ 254 thousand). The expenses in the first quarter of 2010 are related to the change in the forecast of the royalty's obligation to the OCS.

Finance income
    Finance income related to the continued operation for the six and three months ended June 30, 2011 amounted to NIS 224 thousand (US$ 66 thousand) and NIS 77 thousand (US$ 23 thousand), respectively. Financial income is related to the interest received from bank deposits. Finance income for the six and three months ended June 30, 2010 amounted to NIS 123 thousand (US$ 36 thousand) and NIS 92 thousand (US$ 27 thousand), respectively. Finance income for the year ended December 31, 2010 amounted to NIS 243 thousand (US$ 71 thousand).

Fair value losses on warrants at fair value through profit and loss
    Fair value losses on warrants at fair value through profit and loss related to the continued operation for the three months ended March 31, 2010 and for the year ended December 31, 2010 amounted to NIS 2,469 thousand (US$ 723 thousand). During the first quarter of 2010, most of the remaining warrants were exercised and the remaining warrants expired.

Finance costs
    Finance costs related to the continued operation for the six and three months ended June 30, 2011 amounted to NIS 252 thousand (US$ 74 thousand) and NIS 235 thousand (US$ 69 thousand), respectively. Financial cost is related to the fluctuation of the USD against the NIS and accrued interest on our liability to the OCS. Finance costs for the six and three months ended June 30, 2010 amounted to NIS 402 thousand (US$ 118 thousand) and NIS 398 thousand (US$ 117 thousand), respectively. Finance costs for the year ended December 31, 2010 amounted to NIS 2,275 thousand (US$ 666 thousand).

Loss from discontinued operation
    Loss from discontinued operation for the six and three months ended June 30, 2011 amounted to NIS 3,683 thousand (US$ 1,078 thousand) and NIS 71 thousand (US$ 21 thousand), respectively. Discontinued operation is related to the sale of the company's holding in a subsidiary. During first quarter of 2011 we impaired the intangible assets of the subsidiary by NIS 3,245 thousand (US$ 950 thousand). Loss from discontinued operation for the six and three months ended June 30, 2010 amounted to NIS 7,024 thousand (US$ 2,057 thousand) and NIS 429 thousand (US$ 126 thousand), respectively. Loss from discontinued operation for the year ended December 31, 2010 amounted to NIS 8,051 thousand (US$ 2,358 thousand).

Liquidity and Capital Resources

Since commencing our operations as a medical device company in 2004, we have funded our operations primarily through private placements and public offerings of ordinary shares, warrants and convertible debts. We received grants from the OCS in relation to our research and development activities. As of June 30, 2011 we received grants for a total of US$ 2.4 million out of which we paid royalties of US$ 24 thousand.

As of June 30, 2011, we had cash, cash equivalents and short term deposits of NIS 15,138 thousand (US$ 4,433 thousand) from continued operations, compared to NIS 38,854 thousand (US$ 11,377 thousand) as of December 31, 2010 which include NIS 4,042 (US$ 1,184 thousand) from disposal group classified as held for sale. The decrease in cash, cash equivalents and short term deposits during the six months ended June 30, 2011 from continued operations totaled NIS 19,674 (US$ 5,761 thousand), is related to our operating losses during the period.

As of June 30, 2011 we had working capital of NIS 17,707 thousand (US$ 5,185 thousand) compared to NIS 36,687 thousand (US$ 10,743 thousand) as of December 31, 2010.

The Group’s management estimates that its cash resources are sufficient to meet its plans for at least the twelve months following July 1, 2011. Management intends to raise additional funds from external investors during the upcoming months of 2011 that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products. The Group, therefore, continues to adopt the going concern basis in preparing its consolidated interim financial statement.

Cash flow

Cash flow used for operating activities
    Cash flow used for operating activities for the six and three months ended June 30, 2011 amounted to NIS 20,214 thousand (US$ 5,919 thousand) and NIS 9,535 thousand (US$ 2,791 thousand), respectively. Cash flow used for operating activities for the six and three months ended June 30, 2010 amounted to NIS 13,574 thousand (US$ 3,975 thousand) and NIS 7,683 thousand (US$ 2,250 thousand), respectively. The cash flow for operating activities was mainly due to the losses during the period offset by expenses that are not related to cash flow such as:

a)
During the first quarter of 2010, fair value losses on warrants at fair value through profit and loss, amounting to NIS 2,469 thousand (US$ 723 thousand) and registration costs of subsidiary, amounting to NIS 4,575 thousand (US$ 1,340 thousand).

b)	During the first quarter of 2011, impairment of subsidiary's intangible assets in the amount of NIS 3,245 thousand (US$ 950 thousand).

Cash flow used for investing activities
    Cash flow provided by investing activities for the six months ended June 30, 2011 amounted to NIS 3,112 thousand (US$ 911 thousand) compared to cash flow used for investing activities for the three months ended June 30, 2011 amounted to NIS 49 thousand (US$ 14 thousand). Cash flow used for investing activities for the six and three months ended June 30, 2010 amounted to NIS 10 thousand (US$ 3 thousand) and NIS 151 thousand (US$ 44 thousand), respectively. Cash flow for investment activities is mainly used for purchase of equipment and intangible assets mainly software. During the first quarter of 2010, cash flow for investment activity was offset by repayment of short term deposit for the amount of NIS 3,501 thousand (US$ 1,025 thousand).

Cash flow from financing activities
    Cash flow from financing activities for the six and three months ended June 30, 2011 amounted to NIL.  Cash flow from financing activities for the six and three months ended June 30, 2010 amounted to NIS 19,541 thousand (US$ 5,722 thousand) and NIS 616 thousand (US$ 180 thousand), respectively. During the first quarter of 2010 we received NIS 14,591 thousand (US$ 4,273 thousand) from exercise of warrants, and NIS 5,434 thousand (US$ 1,591 thousand) from acquisition of subsidiary and the issuance of shares in it. During the second quarter of 2010 we received NIS 1,465 thousand (US$ 429 thousand) from exercise of warrants. Amount received were offset by issuance costs related to a US IPO during the third quarter of 2010. The issuance costs for the six and three months ended June 30, 2010 amounted to NIS 1,949 thousand (US$ 571 thousand) and NIS 849 thousand (US$ 249 thousand).